SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	“Notice Regarding Details on Change in Ratio of ADSs to Common Shares”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : February 3, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

ORIX Corporation (the “Company”) hereby announces further details regarding the previously announced change in the ratio of its American Depositary Shares (“ADSs”) to its common shares, which will change from one (1) ADS representing five (5) common shares to one (1) ADS representing one (1) common share (the “ADS Ratio Change”). The Company anticipates that the ADS Ratio Change will be effective immediately after the stock split on or about February 27, 2025 (the “Effective Date”).

For holders of the Company’s ADSs, the change in the ADS ratio will have the same effect as a five-for-one forward ADS split, with registered holders of the Company’s ADSs held via the Direct Registration System or in the Depository Trust Company as of February 26, 2025, the ADS Record Date, receiving, on the Effective Date, four additional ADSs for each ADS held. Citibank, N.A., the depositary bank of the Company’s ADS program, will arrange for the distribution of additional ADSs issuable pursuant to the ADS Ratio Change to registered holders of the Company’s ADSs. Holders of the Company’s ADSs do not need to take any action with regards to the ADS Ratio Change. The Company’s ADSs will continue to be traded on the New York Stock Exchange under the symbol “IX.” The ADS Ratio Change will have no impact on the Company’s underlying common shares, and no common shares will be issued or cancelled in connection with the ADS Ratio Change.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2024)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.